Exhibit 99.1

For immediate release

IMI ANNOUNCES SECOND QUARTER RESULTS

Toronto, Ontario (August 12, 2004) --- IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a leader in predictive medicine, today announced financial results for the second quarter of fiscal 2004 ended June 30, 2004 (Q2 2004).

“During the second quarter IMI achieved several important and exciting milestones,” said Dr. Brent Norton, President and Chief Executive Officer.“We concluded an exclusive worldwide license agreement with McNeil Consumer Healthcare that builds on the existing Canadian and North American laboratory agreement for our predictive cardiovascular disease test, branded as PREVU* Coronary Heart Disease Predictor.This agreement positions IMI to capitalize on significant commercial potential in multiple fields of use, in the U.S., European and other major markets around the world. Further, we made an initial shipment of product to McNeil, recording $100,000 in sales revenue.”

Dr. Norton continued, “Our cancer franchise also continued to build strong momentum. New data on LungAlert™ was presented at the American Thoracic Society conference in May to a very favorable response. The data showed that our test may be useful as an initial screening test to identify high-risk subjects, which is encouraging given that there is currently no simple, widely available screening test for lung cancer. Such forums, which are important opportunities to present and publish data, are critical to building acceptance of IMI’s novel approach to screening for disease.”

“More recently, positive study results for our breast cancer test were published in the prestigious journal Cancer,” Dr. Norton continued. “The study results showed that our test could differentiate between early-stage cancerous and non-cancerous samples in women with Stage 1 breast cancer. The next step, anticipated later this year, will be to initiate a pivotal study with the aim of confirming and extending these findings.”

Also during the second quarter, Tim Currie was appointed Vice President, Corporate Development. Since joining IMI as Director, Business Development, Mr. Currie has successfully built strategic relationships, including the recent worldwide license agreement with McNeil. In his new role, Mr. Currie will drive strategic initiatives to enhance the value of the company and its product opportunities.

In addition, Ron Henriksen was elected to the company’s Board of Directors at IMI’s annual shareholders’ meeting in June. Mr. Henriksen has more than 30 years of experience in the healthcare field, working in the pharmaceutical, biotechnology,

IMI Announces Second Quarter Results	2

consulting and venture capital industries. He brings proven expertise in the U.S. and global marketplaces, having completed more than 65 licensing, research collaboration and acquisition agreements with a variety of partners.

Subsequent Events
In late July, IMI was notified that an abstract titled Skin Tissue Cholesterol is Associated with Angina, Diabetes, and History of Stroke/TIA in Subjects with Coronary Artery Disease, by M. Gupta, M. Tsigoulis, and M. Evelegh, has been accepted for presentation at the Canadian Cardiovascular Conference, which will be held on October 23 – 29, 2004, in Calgary, Alberta.

Also subsequent to quarter end, IMI learned that two of its U.S. skin cholesterol patents have been listed as abandoned by the United States Patent and Trademark Office (PTO) for failure to pay maintenance fees. The failure to pay these maintenance fees appears to have occurred while management of the files was being transferred between U.S. and Canadian patent agents.

“Maintenance fees are to be paid periodically, and companies typically rely on patent counsel and other services to monitor and make these payments on time,” said Dr. Norton. “IMI and its agents have initiated the process to seek reinstatement of the patents. This process could take several months and there is no assurance that we will be successful. Most importantly, at this time our commercialization plans for PREVU* have not been affected.”

Outlook
“To have taken our first product from development through to commercialization is a major achievement,” said Dr. Norton. “We are now working to expand our clinical program with new studies, which will help to further validate IMI’s products. New data helps advance the regulatory process, is a valuable marketing tool and drives global awareness of IMI’s unique predictive medicine tests.”

“Over the past several years, we have assembled a team with depth of expertise as well as a strong portfolio of technologies, both of which equip IMI to replicate its success with PREVU* with the cancer franchise. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease.”

Financial Review
IMI’s consolidated loss for the second quarter was $1,480,000, or $0.07 per share compared with $833,000 or $0.04 per share for the quarter ended June 30, 2003 (Q2 2003). For the six months ended June 30, 2004, IMI’s net loss was $2,562,000 or $0.12 per share compared with $1,644,000 or $0.08 per share in the same period last year.

In Q2 2004, IMI made initial shipments of PREVU* to its marketing partner, McNeil Consumer Healthcare, recording the company’s first $100,000 in net sales. As noted above, during the quarter IMI completed a worldwide licensing agreement with McNeil. In accordance with the financial terms of the agreement, IMI received an upfront

IMI Announces Second Quarter Results	3

payment of $3.0 million and will receive additional payments of up to approximately $15.75 million upon the achievement of specific milestones, which is in addition to the $3.3 million in milestones from IMI’s existing Canadian license agreement. The upfront cash payment has been deferred in accordance with accounting requirements and is being recognized into income over the term of the agreement. Therefore, $26,725 was reported as license revenue for Q2 2004.

As at June 30, 2004 the company had cash, cash equivalents and short-term investments totaling $7,194,000 ($6,700,000 at December 31, 2003). Based on historic burn rates and the current expectation of revenues from partnering activities and product sales, management believes the company’s cash resources, together with investment tax credits receivable, are sufficient to meet current operating and capital requirements.

Second quarter research and development expenditures increased by $433,000 to $776,000 from $343,000 in Q2 2003, reflecting the following:

●	Spending on clinical trials for skin sterol and cancer increased by $95,000 to $112,000 from $17,000 in Q2 2003. This includes several new trials that commenced in the latter part of 2003;

●	Expenditures on intellectual property increased to $32,000 from $15,000 in Q2 2003;

●	Subcontract research increased by $80,000 in support of the design and development of new formats of the skin sterol technology;

●	Salaries and benefits increased by $147,000, reflecting annual increases plus incentive compensation based on achievement of pre-determined milestones; and

●	Non-cash expenses related to stock-based compensation for research were $56,000 compared with $1,000 for Q2 2003.

Total research expenditures for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,348,000 and $697,000, respectively. Other development costs remained at fairly constant levels.

General and administration expenses amounted to $766,000 in Q2 2004 compared with $594,000 in Q2 2003, representing an increase of $172,000 and reflecting the following:

●	Professional fees increased by $36,000, in part related to the global licensing agreement;

●	Liability insurance expense increased by $21,000 from Q2 2003 as a result of the September 2003 U.S. listing on the American Stock Exchange. However, other expenses related to the U.S. listing were lower by $51,000 in Q2 2004 compared with Q2 2003;

●	Salaries and benefits increased by $105,000 over 2003 levels, reflecting annual increases plus incentive compensation based on achievement of pre-determined milestones; and

●	Non-cash expenses related to stock-based compensation for administration were $51,000 compared with $8,000 for Q2 2003.

IMI Announces Second Quarter Results	4

Total general and administration expenses for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,287,000 and $1,113,000, respectively.

Amortization expenses for equipment and acquired technology for the three months and six months ended June 30, 2004 amounted to $63,000 and $120,000, respectively. This is an increase of $18,000 and $33,000, respectively, over the corresponding periods in 2003. Purchases of equipment to support clinical trials and manufacturing amounted to $78,000 and $151,000 for the three and six months ended June 30, 2004, respectively.

Interest income amounted to $30,000 for the quarter compared with $57,000 for Q2 2003. This decrease resulted from lower interest rates on invested cash and lower cash balances through most of the quarter.

Conference Call and Webcast

IMI will hold a conference call and webcast to discuss second quarter results today at 10:30 a.m. ET. To listen to the call, please dial 416-640-4127 or 1-800-814-4857, or visit www.imimedical.com. A rebroadcast of the call will be available until Thursday, August 19, 2004. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 21070149#.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Coronary Heart Disease Predictor, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regulatory filings.
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Financial statements are attached to this release. The company’s complete second quarter report is available on IMI’s website. For more information, please contact:

Sarah Borg-Olivier Director, Communications T: (416) 222-3449 sbolivier@imimedical.com	Ron Hosking Vice President, Finance and CFO T: (416) 222-3449 rhosking@imimedical.com

IMI Announces Second Quarter Results	5

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)
(Unaudited)
As at June 30, 2004 and December 31, 2003

	June 30	December 31
	2004	2003

ASSETS
Current
Cash and cash equivalents	$2,257,175	$61,625
Short-term investments	4,936,769	6,635,135
Accounts receivable	53,500	-
Prepaid expenses and other receivables	237,926	340,489
Investment tax credits receivable	280,000	180,000

Total current assets	7,765,370	7,217,249

Capital assets, net	476,757	403,205
Acquired technology, net	408,216	453,573

	$8,650,343	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$277,249	$139,435
Accrued liabilities	251,550	403,213

Total current liabilities	528,799	542,648

Deferred revenue	3,064,650	93,100

Total liabilities	3,593,449	635,748

Shareholders' equity
Capital Stock	25,069,827	24,780,846
Warrants	204,200	312,200
Deficit	(20,217,133)	(17,654,767)

Total shareholders' equity	5,056,894	7,438,279

	$8,650,343	$8,074,027

IMI Announces Second Quarter Results	6

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

REVENUE
Sales revenue	$100,000	$-	$100,000	$-
License revenue	26,725	1,725	28,450	3,450

	126,725	1,725	128,450	3,450
Cost of sales	93,464	-	93,464	-

Gross Profit	33,261	1,725	34,986	3,450

EXPENSES
Research and development	776,392	342,707	1,347,502	697,479
General and administration	766,149	594,051	1,286,703	1,112,848
Amortization	63,023	44,601	120,291	87,401

	1,605,564	981,359	2,754,496	1,897,728

RECOVERIES AND OTHER INCOME
Investment tax credits	63,000	77,583	100,000	115,583
Interest	29,637	69,477	57,144	134,959

	92,637	147,060	157,144	250,542

Net loss for the period	(1,479,666)	(832,574)	(2,562,366)	(1,643,736)

Deficit, beginning of period	(18,737,467)	(14,403,218)	(17,654,767)	(13,592,056)

Deficit, end of period	$(20,217,133)	$(15,235,792)	$(20,217,133)	$(15,235,792)

Basic and diluted loss per share	$(0.07)	$(0.04)	$(0.12)	$(0.08)

Weighted average number of common shares outstanding	21,264,052	20,927,277	21,263,515	20,871,084

IMI Announces Second Quarter Results	7

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$(1,479,666)	$(832,574)	$(2,562,366)	$(1,643,736)
Add items not involving cash
Amortization	69,623	44,601	126,891	87,401
Stock compensation costs included in:
Research and development expense	55,887	1,080	76,069	4,166
General and administrative expense	50,963	8,025	85,144	21,270
Loss on sale of capital asset	-	5,230	-	5,230

	(1,303,193)	(773,638)	(2,274,262)	(1,525,669)
Net change in non-cash working capital balances related to operations	(211,559)	11,850	(72,815)	(92,527)
Increase (decrease) in deferred revenue	2,973,275	(1,725)	2,971,550	(3,450)

Cash provided by (used in) operating activities	1,458,523	(763,513)	624,473	(1,621,646)

INVESTING ACTIVITIES
Short term investments	623,950	754,961	1,698,366	1,452,765
Purchase of capital assets	(77,653)	(21,920)	(150,657)	(31,432)

Cash provided by investing activities	546,297	733,041	1,547,709	1,421,333

FINANCING ACTIVITIES
Issuance of capital stock, net	12,500	-	23,368	143,000

Cash provided by financing activities	12,500	-	23,368	143,000

Net increase (decrease) in cash and cash equivalents during the period	2,017,320	(30,472)	2,195,550	(57,313)
Cash and cash equivalents
- Beginning of period	239,855	123,610	61,625	150,451

- End of period	$2,257,175	$93,138	$2,257,175	$93,138

Represented by
Cash	$891,391	$93,138	$891,391	$93,138
Cash equivalents	1,365,784	-	1,365,784	-

	$2,257,175	$93,138	$2,257,175	$93,138